Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	6 Months
	Ended
	June 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes	$502	$881	$(13)	$671	$785	$557
Adjustment to reflect earnings from equity method
investments on a cash basis	1	7	1		2	(2)
	503	888	(12)	671	787	555

Total fixed charges as below	139	426	364	390	388	326
Less:
Capitalized interest	22	33	44	57	54	21
Interest expense and fixed charges related to
discontinued operations	3	147	102	157	217	205
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	114	246	218	176	117	100

Total earnings	$617	$1,134	$206	$847	$904	$655

Fixed charges, as defined:
Interest charges (a)	$122	$387	$321	$374	$374	$311
Estimated interest component of operating rentals	17	38	42	15	14	15
Fixed charges of majority-owned share of 50% or
less-owned persons		1	1	1

Total fixed charges (b)	$139	$426	$364	$390	$388	$326

Ratio of earnings to fixed charges	4.4	2.7	0.6	2.2	2.3	2.0

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.